PAUL DAVIS FANCHER 404.885.3310 telephone 404.962.6755 facsimile paul.fancher@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

April 12, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Sherry Haywood

Re:	China GengSheng Minerals, Inc.
Registration Statement on Form S-3
Filed March 15, 2010
File No. 333-165486

Dear Ms. Haywood:

          This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter dated April 8, 2010 (the “Comment Letter”) to Shunqing Zhang, Chief Executive Officer and President of China GengSheng Minerals, Inc. (the “Company”), with respect to the above-referenced Form S-3 (the “Registration Statement”). Simultaneous with the filing of this letter, the Company also is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which incorporates the revised, enhanced and added disclosures made by the Company in response to the Comment Letter.

          We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company. For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Ms. Sherry Haywood
April 12, 2010

About This Prospectus, page 1

1.	We note your statements in the sixth paragraph concerning the third-party data that you use in the prospectus.

	•	Please delete the third sentence in this paragraph as you are responsible for the information that you choose to include in the prospectus and cannot disclaim responsibility for such information; and

•

Please provide us with your legal analysis supporting your statement in the fourth sentence that you have chosen not to obtain consents from the third- party sources to which you refer. In doing so, please provide us with the names of the parties and a description of the information that they provided and how you used this information. Please refer to Rule 436 under the Securities Act of 1933, as amended. Alternatively, you may delete the fourth sentence.

Company Response:

          The Registration Statement has been amended to reflect the Staff’s comment. See page 1 of Amendment No. 1.

Description of Capital Stock, page 13

2.

Please revise the last sentence of the first paragraph to delete the reference to the Nevada statute. You may not qualify information in the prospectus by reference to a document that is not filed as an exhibit to the registration statement. Please refer to Rule 411(a) under the Securities Act of 1933, as amended.

Company Response:

          The Registration Statement has been amended to reflect the Staff’s comment. See page 14 of Amendment No. 1.

Information Incorporated by Reference, page 18

3.

Please update the list of documents that you are incorporating by reference. In this regard, we note that on March 30, 2010 you filed your annual report on Form 10-K for your fiscal year ended December 31, 2009.

Company Response:

          The Registration Statement has been amended to reflect the Staff’s comment. See page 19 of Amendment No. 1.

Ms. Sherry Haywood
April 12, 2010

Exhibit 23

4.	Please update the consent of PKF, the certified public accountants, to cover your annual report on Form 10-K for your fiscal year ended December 31, 2009.

Company Response:

The Registration Statement has been amended to reflect the Staff’s comment. See Exhibit 23.1 to Amendment No. 1.

* * * * *

             We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at (404) 885-3310 or Howard Jiang at (212) 704-6063.

Sincerely,

/s/ Paul Davis Fancher

Paul Davis Fancher

cc:	Shunqing Zhang (China GengSheng Minerals, Inc.) Howard Jiang (Troutman Sanders LLP)